Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kansas City Southern:

We consent to the use of our reports dated January 29, 2016 with respect to the consolidated balance sheets of Kansas City Southern and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri

June 24, 2016